Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment, results of negotiation, and the mixture of products and services.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off-the-shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors` costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for credit losses and other general corporate expenses.

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks, actuarial losses and other expenses.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities, as well as changes in reserves for uncertain tax positions.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2021 (Unaudited)		Six months ended June 30, 2022 (Unaudited)
	$	%	$	%
Revenues	136,891	100	140,993	100
Cost of revenues	94,860	69.3	100,250	71.1
Gross profit	42,031	30.7	40,743	28.9
Operating expenses:
Research and development, net	14,965	10.9	14,292	10.1
Sales and Marketing	15,933	11.6	18,134	12.9
General and administrative	10,290	7.5	9,898	7.0
Total operating expenses	41,188	30.0	42,324	30.0
Operating income (loss)	843	0.7	(1,581)	(1.1)
Financial expenses and others, net	(2,853)	(2.1)	(1,516)	(1.1)
Taxes on income	(872)	(0.6)	(711)	(0.5)
Net loss	(2,882)	(2.0)	(3,808)	(2.7)

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Revenues. Revenues increased by 3.0% from $136.9 million in the first six months of 2021 to $141.0 million in the first six months of 2022, an increase of $4.1 million. Revenues were still impacted by the challenges the Company experienced in each region, which involved delivery delays due to component shortages and supply chain disruptions. Revenues in the North America region increased from $24.7 million in the first six months of 2021 to $28.3 million in the first six months of 2022. Revenues in the Latin America region increased from $22.4 million in the first six months of 2021 to $25.3 million in the first six months of 2022. Revenues in the India region increased from $35.9 million in the first six months of 2021 to $37.3 million in the first six months of 2022. Revenues in the APAC region increased from $17.0 million in the first six months of 2021 to $17.2 million in the first six months of 2022. Revenues in Africa region decreased from $11.7 million in the first six months of 2021 to $10.0 million in the first six months in 2022. Revenues in the Europe region decreased from $25.2 million in the first six months of 2021 to $22.8 million in the first six months of 2022.

Cost of Revenues. Cost of revenues increased by 5.7% from $94.9 million in the first six months of 2021 to $100.3 million in the first six months of 2022, an increase of $5.4 million. The increase is mainly attributed to higher material cost in the amount of approximately $2.0 million as a result of the continued global components shortage offset by lower services cost in the amount of approximately $1.8 million as well as higher shipping cost of approximately $2.8 million and higher salaries and related expenses of approximately $2.2 million.

Gross Margin.  Gross profit as a percentage of revenues decreased from 30.7% in the first six months of 2021 to 28.9% in the first six months of 2022. The decrease is mainly attributed to higher components and shipping  costs resulting from the continued global components shortage, supply chain disruptions and shipping challenges which the Company continues to face and may continue to have an impact on our gross margin.

Research and Development Expenses, Net. Our research and development expenses, net, decreased by 4.5% from $15.0 million in the first six months of 2021 to $14.3 million in the first six months of 2022, a decrease of $0.7 million. The decrease was primarily attributed to lower projects related expenses mainly relates to our chip development of $0.9 million, decrease of $0.2 million related to overhead expenses, decrease of $0.2 million in software and hardware maintenance expenses partially offset by an increase of $0.5 million due to higher salary and related expenses as well as lower OCS grants of $0.1 million. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our focus on research and development initiatives, and we foresee that an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Sales and Marketing Expenses. Sales and Marketing expenses increased by 13.8% from $15.9 million in the first six months of 2021 to $18.1 million in the first six months of 2022, an increase of $2.2 million. This increase was primarily attributed to an increase of $1.7 million in salary and related expenses, an increase of $0.4 million in share based compensation as well as an increase of $0.5 million in travel expenses, partially offset by a decrease of approximately $0.2 million in overhead expenses and a decrease of $0.2 million in consultancy expenses.

General and Administrative Expenses. General and administrative expenses decreased by 3.8% from $10.3 million in the first six months of 2021 to $9.9 million in the first six months of 2022, a decrease of $0.4 million. The decrease was primarily due to a decrease of $0.9 million related to retired CEO compensation in 2021, a decrease of $0.6 million related to a credit losses expenses and decrease of $0.3 million related to lawsuits expenses, partially offset by an increase of $0.4 million in salary and related expenses, an increase of $0.3 million in share based compensation, increase of $0.2 million in software and hardware maintenance expenses, an increase of $0.2 million in other general and administrative expenses and an increase of $0.2 million related to consultants' fees.

Financial expenses and others, Net. Financial expenses and others, net, decreased by 46.9% from $2.9 million in the first six months of 2021 to $1.5 million in the first six months of 2022, a decrease of $1.4 million. The decrease was mainly attributable to a decrease of $1.7 million related to exchange rate differences, mainly related to the NIS and the NOK (partially offset by an increase related to the IDR, AUD and INR), and a decrease of $0.2 million of bank commissions, partially offset by an increase of $0.5 million of interest expenses and other bank fees.

Taxes on income. Taxes on income decreased by 18.5% from $0.9 million in the first six months of 2021 to $0.7 million in the first six months of 2022, a decrease of $0.2 million. The decrease was mainly attributable to a decrease in taxes from previous years of $0.4 million and a decrease in FIN48 of $0.1 million, partially offset by deferred tax expenses of $0.3 million.

Net loss. Net loss increased from $2.9 million in the first six months of 2021 to a net loss of $3.8 million in the first six months of 2022, an increase of $0.9 million. The increase was attributable primarily to lower gross profit, as well as higher operating expenses offset by lower financial and tax expenses.

Liquidity and Capital Resources

As of June 30, 2022, we had approximately $23.6 million in cash and cash equivalents.

We have a committed credit facility with a maximum line of credit of $70 million dedicated for bank guarantees and $50 million dedicated for loans, available for our use from a syndicate of four banks, for which we pay commitment fees. Nonetheless, we may exceed the $50 million line of credit for loans up to $62.2 million throughout each quarter, keeping the overall line of credit of $120 million, but return to the stated levels by the end of it. The credit facility is provided by a bank syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2022, we had $18.1 million available under our credit facility in the form of loans and $41.4 million available in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of June 30, 2022, the Company met all of its covenants.

The Credit Facility is secured by a floating charge over all Company`s assets as well as several customary fixed charges on specific assets.

 Net cash used in operating activities was $5.0 million for the six months ended June 30, 2022.

In the first six months of 2022, our cash used in operating activities was predominantly affected by the following principal factors:

•          our net loss of $3.8 million;
•          a $7.2 million increase in trade receivables and other accounts receivables;
•          a $2.2 million decrease in operating lease liability, net;
•          a $0.3 million decrease in trade payables and accrued liabilities; and
•          a $0.4 million decrease in accrued severance pay and pensions, net.

These factors were offset mainly by:

•          a $5.8 million of depreciation and amortization expenses;
•          a $1.4 million increase in stock-based compensation expenses;
•          a $1.3 million increase in deferred revenues; and
•          a $0.4 million decrease in inventories, net of write-offs.

Net cash used in operating activities was $4.6 million for the six months ended June 30, 2021.

In the first six months of 2021, our cash used in operating activities was predominantly affected by the following principal factors:

•          our net loss of $2.9 million;
•          a $5.6 million increase in trade receivables and other accounts receivables;
•          a $2.0 million increase in inventories, net of write-offs;
•          a $1.5 million decrease in trade payables and accrued liabilities;
•          a $0.5 million decrease in accrued severance pay and pensions, net; and
•          a $0.1 million increase in deferred tax asset, net.

These factors were offset mainly by:

•          a $5.8 million of depreciation and amortization expenses;
•          a $1.3 million increase in deferred revenues;
•          a $0.6 million increase in stock-based compensation expenses;
•          a $0.2 million decrease in operating lease right of use asset, net; and
•          a $0.1 million loss from sale of property and equipment, net.

Net cash used in investing activities was approximately $5.8 million in the first six months of 2022 attributed to the purchase of property and equipment of $5.4 million and purchase of intangible assets of $0.4 million, compared to $3.7 million in the first six months of 2021 attributed to the purchase of property and equipment of $3.9 million offset by proceeds from sale of property and equipment of $0.2 million.

Net cash provided by financing activities was approximately $17.2 million in the first six months of 2022, attributed to proceeds from short-term bank credit and loans, net of $17.1 million and proceeds from exercise of stock options of $0.1 million, compared to $10.0 million in the first six months of 2021, attributed to proceeds from short-term bank credit and loans, net of $6.0 million and proceeds from exercise of stock options of $4.0 million

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.